J. ALEXANDER’S HOLDINGS, INC.

3401 West End Avenue, Suite 260

Nashville, Tennessee 37203

June 24, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Justin Dobbie, Legal Branch Chief

Re:	J. Alexander’s Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1
(File No. 333-199643)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), J. Alexander’s Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-199643), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 28, 2014 and was not declared effective by the Commission.

The Company has determined not to pursue the initial public offering because terms currently obtainable in the public marketplace are not sufficiently attractive to the Company. Instead, the Company’s majority parent, Fidelity National Financial, Inc. (“Fidelity”), intends to pursue a spin-off of the Company to the holders of Fidelity’s FNFV Group common stock.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Fox Rothschild LLP, Attn: William Mark Levinson, 1800 Century Park East, 3rd Floor, Los Angeles, CA 90067, facsimile number (310) 556-9828. If you have any questions with respect to this matter, please contact Mr. Levinson at (310) 228-2133.

Sincerely,
J. ALEXANDER’S HOLDINGS, INC.

/s/ Mark A. Parkey
Mark A. Parkey
Vice President, Chief Financial Officer and Treasurer